Exhibit 3.1

Amendment to the Amended and Restated Bylaws

The first sentence of Article III, Section 3.8 of the Amended and Restated Bylaws of the Company is amended in its entirety to read as follows:

“Special meetings of the board of directors may be held at such time and at such place, within or without the State of Delaware, whenever called by the chairman of the board, the chief executive officer, the Secretary or a majority of the board of directors.”